December 6, 2005
Ms. Nili Shah
Accounting Branch Chief
Division of Corporation Finance
100 F Street, NE
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0510

RE:	Andrew Corporation
Form 10-K for the fiscal year ended September 30, 2004
Filed December 13, 2004
Forms 10-Q for the Fiscal Quarters Ended December 31,
2004, March 31, 2005 and June 30, 2005
File No. 0-21682
Dear Ms. Shah:
This letter is in response to questions the Staff raised on the Tuesday, November 29 conference call. This letter also contains additional information that came to the company’s attention as a result of preparing this letter, as discussed with you on Monday, November 28. This information was inadvertently excluded from prior responses to the Staff and relates to the amount of deferred revenue on Allen Telecom’s financial statements and the classification of that deferred revenue as “accounts receivable” on their balance sheet.
Additionally, our response dated October 3, 2005 (comment #9) indicated that the customer did not allow billing to occur until certification services were completed. The company has since learned that this statement was not accurate in that the customer had been billed for PSAP integration work that had been performed prior to Addendum No. 5.
Prior response letters regarding this matter were compiled from contracts, business activity and accounting information provided by division management responsible for the geolocation business. The company believes that these inaccuracies occurred due to division management not fully understanding the accounting questions and not having enough historical knowledge of the geolocation business and accounting activities.
It is always the company’s objective to provide complete, relevant and accurate responses to the Staff’s comments. The company regrets that the October 3, 2005 response letter contained these inadvertent inaccuracies.

Comment #1
Describe how Allen Telecom accounted for deferred revenue and what was included on their July 14, 2003 (pre-acquisition) balance sheet.
Response:
As PSAP integration services were completed and invoiced, Allen Telecom debited accounts receivable and credited deferred revenue, which was presented net of trade receivables on their balance sheet. Costs incurred in providing these services were carried as inventory. Revenue was recognized only upon completion of the related certification services.
Allen Telecom’s final, pre-acquisition balance sheet included deferred revenue of $8.7 million related to PSAP integration work and $0.6 million of deferred revenue (presented as such on the balance sheet) related to extended maintenance agreements (as noted in comment #8 of the company’s October 3, 2005 letter). Additionally, Allen Telecom’s pre-acquisition balance sheet included $2.9 million of inventory related to deferred PSAP integration costs.
Comment #2
Describe Andrew Corporation’s purchase accounting treatment of Allen Telecom’s deferred revenue.
Response:
In Andrew Corporation’s purchase price allocation, $8.7 million was included in the opening balance sheet as deferred revenue consistent with Allen Telecom’s classification. Of this $8.7 million, $3.5 million was recognized from July 2003 to the quarter ended September 2004 as certification work was completed. As previously indicated in the company’s June 30, 2005 response letter, the remaining $5.2 million was recognized as part of the $9.6 million that was recorded subsequent to the execution of Addendum No. 5.
Andrew Corporation’s purchase price allocation also included the $2.9 million of inventory related to PSAP integration costs. This inventory balance represented costs deferred with respect to the $8.7 million deferred revenue balance.
Comment #3
Describe Andrew Corporation’s proposed restatement of revenue and income for the geolocation contracts acquired from Allen Telecom.
The SAB 99 analysis below documents proposed restatements for the impact of:
•	the adoption of SOP 97-2

•	PSAP integration revenue recognition based on the completion of PSAP integration services, and

•	intangible asset amortization expense based on a lower value of identified intangible assets acquired from Allen Telecom.
Andrew Corporation — Geolocation Revenue Recognition Changes

(dollars in thousands)

ADOPTION OF SOP 97.2
	Q4	FY03	Q1	Q2	Q3	Q4	FY04	Q1	Q2	Q3	Q4	FY05

REVENUE	(1,630)	(1,630)	100	(62)	(12)	651	677	962	(220)			742
PRE-TAX	(1,588)	(1,588)	107	(73)	(16)	651	669	1,212	(287)			925
NET INCOME	(985)	(985)	66	(45)	(10)	404	415	752	(178)			574

PSAP INTEGRATION — Opening Balance Sheet Adjustment
	Q4	FY03	Q1	Q2	Q3	Q4	FY04	Q1	Q2	Q3	Q4	FY05

REVENUE	(38)	(38)	267	792	(33)	(9,565)	(8,539)	(1,199)	139	3	924	(133)
PRE-TAX	(218)	(218)	60	402	(1,211)	(4,776)	(5,525)	(659)	76	2	508	(73)
NET INCOME	(135)	(135)	37	248	(748)	(2,949)	(3,412)	(407)	47	1	314	(45)

PSAP INTEGRATION — Amortization Impact
	Q4	FY03	Q1	Q2	Q3	Q4	FY04	Q1	Q2	Q3	Q4	FY05

REVENUE	—	—	—	—	—	—	—	—	—	—	—	—
PRE-TAX	190	190	190	190	190	190	760	190	30	30	30	280
NET INCOME	117	117	117	117	117	117	469	117	19	19	19	173

TOTAL of CHANGES
	Q4	FY03	Q1	Q2	Q3	Q4	FY04	Q1	Q2	Q3	Q4	FY05

REVENUE	(1,668)	(1,668)	367	730	(45)	(8,914)	(7,862)	(237)	(81)	3	924	609
PRE-TAX	(1,616)	(1,616)	357	519	(1,037)	(3,935)	(4,096)	743	(181)	32	538	1,132
NET INCOME	(1,002)	(1,002)	220	321	(640)	(2,428)	(2,527)	462	(113)	20	332	702

AS REPORTED
	Q4	FY03	Q1	Q2	Q3	Q4	FY04	Q1	Q2	Q3	Q4	FY05

REVENUE	344,921	1,014,486	410,771	447,146	492,998	487,834	1,838,749	474,074	481,828	487,232	517,491	1,960,625
PRE-TAX (1)	8,186	23,326	6,339	15,894	27,413	(723)	48,923	19,411	5,284	20,971	16,381	62,047
NET INCOME	(1,204)	9,061	3,805	10,212	19,199	569	32,278	14,625	3,124	12,969	7,206	37,924
EPS	$(0.01)	$0.08	$0.02	$0.06	$0.11	$0.00	$0.20	$0.09	$0.02	$0.08	$0.04	$0.23

RESTATED
	Q4	FY03	Q1	Q2	Q3	Q4	FY04	Q1	Q2	Q3	Q4	FY05

REVENUE	343,253	1,012,818	411,138	447,876	492,953	478,920	1,830,887	473,837	481,747	487,235	518,415	1,961,234
PRE-TAX	6,570	21,710	6,696	16,413	26,376	(4,658)	44,827	20,154	5,103	21,003	16,919	63,179
NET INCOME	(2,206)	8,059	4,025	10,533	18,559	(1,859)	29,751	15,087	3,011	12,989	7,538	38,626
EPS	$(0.02)	$0.07	$0.03	$0.07	$0.10	$(0.01)	$0.19	$0.09	$0.02	$0.08	$0.05	$0.24

EPS INCREASE (DECREASE)	$(0.01)	$(0.01)	$0.01	$0.01	$(0.01)	$(0.01)	$(0.01)	$0.00	$(0.00)	$0.00	$0.01	$0.01
1.	This analysis only includes geolocation contract revenue recognition restatements, as such, Q1 and Q2, 2005 pre-tax amounts have intentionally not been restated for the $19.8 million warranty charge.
The SOP 97-2 restatement documents the change to the company’s financial statements based on adoption at the inception of the AT&T Wireless contract. In summary, $1.6 million of revenue for fiscal 2003 is decreased and deferred to later years—primarily fiscal years 2004 and 2005.
The PSAP integration revenue restatement has an overall impact as follows:
•	the opening balance sheet deferred revenue amount of $8.7 million was eliminated with the offsetting adjustment to the goodwill account

•	the opening inventory amount of $2.9 million was eliminated with the offsetting adjustment to the goodwill account

•	revenue for the three fiscal years 2003, 2004 and 2005 was reduced, in the aggregate, $8.7 million

•	revenue recognized for PSAP integration services completed subsequent to the July 2003 acquisition was restated to the period in which the work was performed

•	cost of sales amounts were revised so the restated costs match restated revenues on a quarterly basis; overall, cost of sales decreased $2.9 million for the three fiscal years 2003, 2004, 2005 in the aggregate

•	the valuation of certain intangible assets acquired from Allen Telecom (AWS supply agreement and patents) was impacted by the elimination of the $8.7 million of deferred revenue on the opening balance sheet. The value ascribed to these assets would be $1.4 million less than originally reported, and intangible amortization expense was therefore reduced during the 2003-2005 period.
The restatements presented on the SAB 99 analysis are the result of the company’s analysis of the geolocation accounting for the periods presented. Andrew Corporation’s external auditors have analyzed the company’s restatement work and concur with the restatements presented herein. Additionally, the company engaged a valuation firm to review the impact of the revenue restatement on the fair value of acquired intangible assets.
I have asked Mark Olson to contact you tomorrow to ensure that we have fully addressed each of the Staff’s comments. If there are further questions, please contact the undersigned at (708)873-3300.
Very truly yours,
/s/Marty R. Kittrell
Marty R. Kittrell
Chief Financial Officer

Cc:	Ms. Tracey Houser (Securities and Exchange Commission)
Mr. Nathan Cheney (Securities and Exchange Commission)
Mr. James P. Sherman (Ernst & Young LLP)
Mr. Dewey B. Crawford (Foley & Lardner LLP)